UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 6)*

Under the Securities Exchange Act of 1934

Immunovant, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45258J 102

(CUSIP Number)

Suite 1, 3rd Floor,

11-12 St. James’s Square,

London SW1Y 4LB,

United Kingdom

+44 207 400 3347

With copies to:

Derek J. Dostal

Davis Polk & Wardwell LLP

450 Lexington Ave.

New York, NY 10017

(212) 450-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 2, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45258J 102

1.	Name of Reporting Persons: Roivant Sciences Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 73,398,664

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 73,398,664

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,398,664

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 63.8% (1)

14.	Type of Reporting Person (See Instructions) CO

(1)   All share percentage calculations in this Amendment No. 6 to the Original Schedule 13D (as defined below) are based on (i) 97,986,695 shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Immunovant, Inc. (the “Issuer”), issued and outstanding as of June 1, 2021, after giving effect to the 10,000 shares of Common Stock of the Issuer issuable upon conversion of the Series A Preferred Stock issued to Roivant Sciences Ltd. as described in the Original Schedule 13D, plus (ii) 17,021,276 shares of Common Stock of the Issuer being issued in the Investment (as defined below).

EXPLANATORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 6 (“Amendment No. 6”) amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 20, 2019, as amended by Amendment No. 1 filed with the SEC on April 17, 2020, as further amended by Amendment No. 2 filed with the SEC on May 15, 2020, as further amended by Amendment No. 3 filed with the SEC on September 4, 2020, as further amended by Amendment No. 4 filed with the SEC on September 17, 2020, as further amended by Amendment No. 5 filed with the SEC on March 8, 2021 (as so amended, the “Original Schedule 13D”) relating to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Immunovant, Inc. (the “Issuer”), which are beneficially owned by Roivant Sciences Ltd. (“Roivant” or the “Reporting Person”). This Amendment No. 6 amends the Original Schedule 13D on behalf of the Reporting Person to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following at the end thereof:

(a)-(j) Roivant explored a range of possible transactions involving the Issuer, which included discussions with the Issuer with respect to a potential acquisition by Roivant or an affiliate of all of the issued and outstanding shares of stock of the Issuer not currently owned by Roivant, as described in the Original Schedule 13D (the “Potential Buyout”), as well as a potential cash primary equity investment by Roivant. Following those discussions, Roivant and the Issuer ultimately agreed on a significant cash primary equity investment by Roivant in the Issuer to both support a robust development plan for IMVT-1401 in multiple indications and increase Roivant’s economic exposure to the Issuer. Accordingly, on the date hereof, Roivant and the Issuer entered into a Share Purchase Agreement (the “Share Purchase Agreement”) pursuant to which Roivant has agreed to purchase 17,021,276 shares of Common Stock for an aggregate purchase price of $200,000,000, in cash, representing a per share price of $11.75 (the “Investment”). As a result of Roivant’s and the Issuer’s entry into the Share Purchase Agreement and consummation of the Investment, Roivant and the Issuer do not intend to further pursue consideration of the Potential Buyout at the present time.

Other than as set forth herein, Roivant and its affiliates have no plans or proposals that relate to or would result in any of the events set forth in the below items (a) through (j) of Schedule 13D. However, Roivant intends to continue to participate in and influence the affairs of the Issuer as the controlling shareholder and Roivant will continue to review its investment in the Issuer and depending on market conditions and other factors may determine, from time to time, to engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended to include the following:

(a) Reporting Person (Roivant)

Roivant directly beneficially owns 73,398,664 shares, or 63.8%, of the Common Stock (after giving effect to (i) the 10,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by Roivant and (ii) the Investment), and has sole voting and dispositive power over such Common Stock. Roivant disclaims beneficial ownership in all Common Stock reported herein, except to the extent of Roivant’s respective pecuniary interest therein.

(b)   See rows 7-10 of the cover page to this Amendment No. 6 for information regarding Roivant’s power to vote or direct the vote and its power to dispose or direct the disposition of the Common Stock. Except as disclosed in this Schedule 13D, Roivant does not and, to Roivant’s knowledge, the Covered Persons do not beneficially own any Common Stock or have the right to acquire any Common Stock.

(c)   Except as disclosed in this Amendment No. 6, Roivant has not effected and, to Roivant’s knowledge, none of the Covered Persons has effected any transactions in the Common Stock during the past 60 days.

(d)   Except as disclosed in this Amendment No. 6, no person other than Roivant has the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the shares to which this Amendment No. 6 relates.

(e)   Not applicable.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended to include the following:

Exhibit 7.06	Share Purchase Agreement, dated as of August 2, 2021, by and between Immunovant, Inc. and Roivant Sciences Ltd., incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Immunovant, Inc. with the Securities and Exchange Commission on August 2, 2021.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2021	Roivant Sciences Ltd.

	By:	/s/ Ilan Oren
	Name:	Ilan Oren
	Title:	Director